

October 19, 2022

Eric Carre
Executive Vice President, Chief Financial Officer
Halliburton Company
3000 North Sam Houston Parkway East
Houston, TX 77032

>   **Re: Halliburton Company**
>   **Form 10-K for Fiscal Year Ended December 31, 2021**
>   **Response dated October 4, 2022**
>   **File No. 001-03492**

Dear Eric Carre:

We have reviewed your October 4, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 21, 2022 letter.

Response dated October 4, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

1.   We note your response to prior comment 2 states that you monitor public perception of the Company and its reputation and that some of your stakeholders are interested in learning more about your ESG-related goals. However, your response does not address any anticipated reputational risks resulting from your operations or products that produce greenhouse gas emissions. Please tell us what consideration you gave to including disclosure regarding any anticipated climate-related reputational risks, including those that relate to being a provider of products and services to the energy industry.

Please contact Michael Purcell at 202-551-5351 or Karina Dorin at 202-551-3763 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Van Beckwith